Filed by OpGen, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OpGen, Inc.

Commission File No: 001-37367

Date: March 3, 2020

As previously announced, OpGen, Inc. (the “Company”) commenced an at-the-market offering (the “ATM offering”) in February 2020, pursuant to which the Company may offer and sell from time to time, at its option, up to an aggregate of $4.2 million of shares of the Company's common stock, $0.01 par value per share (the “Common Stock”). As of March 3, 2020, the Company has issued and sold 2,276,956 shares of Common Stock in the ATM offering for gross proceeds of approximately $4.2 million.

In addition, since the proxy statement/prospectus related to the previously announced business combination with Curetis GmbH (“Curetis”) was first mailed to stockholders of the Company on or about January 27, 2020, the Company has issued 1,515,700 shares of Common Stock pursuant to the exercise of outstanding warrants to purchase Common Stock for gross proceeds of approximately $3.0 million.

As a result of the above-referenced ATM issuance and warrant exercises, upon closing of the business combination with Curetis, Curetis N.V. will now own approximately 22% of the Company’s Common Stock, assuming that OpGen does not issue additional shares before the closing.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Implementation Agreement (the definitive agreement related to the proposed business combination between the Company and Curetis), a Registration Statement on Form S-4 (File No. 333-234657) has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). Investors and security holders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that forms a part of the registration statement. Such documents contain important information about the proposed transaction. The definitive proxy statement/prospectus was first mailed to stockholders of the Company on or about January 27, 2020. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that the Company may send to its stockholders in connection with the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from the Company at its website, www.opgen.com.